Mail Stop 7010

      July 1, 2005


Mr. Thomas B. Sabol
Executive Vice President Chief Financial Officer
Wolverine Tube, Inc.
200 Clinton Avenue West, Suite 1000
Huntsville, Alabama 35801


	Re: 	Form 10-K for Fiscal Year Ended December 31, 2004
                   	Form 10-Q for Fiscal Quarter Ended March 31,
2005
	       	File No. 1-12164


Dear Mr. Sabol:

		We have reviewed your response letter dated June 15,
2005
and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.


Note 21 - Industry Segments and Foreign Operations, page F-38
2. We have reviewed your response to comment 4. We understand that the products in your segments have similar customers, are distributed through the same distribution channels and also have similar terms and conditions of sales. Accordingly, we believe that you may have substantially complied with the aggregation criteria specified by paragraph 17 of SFAS 131 for the purpose of determining reportable segments. However, our comment specifically addressed the enterprise-wide disclosures for revenues of each product or group of products required by paragraphs 37 of SFAS 131. This requirement is supplemented by paragraph 103 of SFAS 131 which describes the reasons why enterprise-wide disclosures are appropriate for all enterprises.
Based on our review of the description of your business in Item 1 of your Form 10-K report as well as the Our Products section of your website it is apparent that you sell various similar products within the industrial tube, technical tube, copper alloy tube, fabricated products and metal joining products categories within your commercial products segment. In fact, you offer over 2,000 product variations alone in the metal joining product category. Likewise, you sell various similar products within the plumbing and refrigeration tube products categories within your wholesale products segment. Paragraphs 37 and 103 of SFAS 131 require that you disclose revenue amounts for each of the major product categories within your reportable business segments. Item 101(c)(i) of Regulation S-K also requires that you disclose the amount of total revenue contributed by class of similar products which account for 10% or more of consolidated revenue. If the disclosure requirement was to simply state the amount of segment revenues, there would be no necessity for the enterprise-wide provisions of SFAS 131. We urge you to provide revenue by major product categories as required by SFAS 131 and Regulation S-K.


*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.





       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nate Cheney, Assistant Chief Accountant, at (202)
551-3714.


          						Sincerely,



								Rufus Decker
								Branch Chief

??

??

??

??

Thomas B. Sabol
Wolverine Tube, Inc.
July 1, 2005
Page 3 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE